Exhibit 99.3

CANADA	)
)
PROVINCE OF ONTARIO	)
)
TO WIT:	)

I, France M. Tenaille, a Notary Public in and for the Province of Ontario, and a lawyer licensed by the Law Society of Upper Canada, by Royal Authority duly appointed, residing in the City of Pickering, in the Province of Ontario, DO CERTIFY AND ATTEST as follows:

1.            that I speak and write fluently the Spanish and English languages at a professional level, Spanish being my mother tongue as I was born and raised in Caracas, Venezuela, and I also studied and graduated as a lawyer in Venezuela;

2.            that the paper-writing attached to this certificate is a redacted copy of a document in English titled “Master Agreement relating to the Layback Zone” entered into by and between Fresnillo PLC and Orla Mining Ltd. among others; and

3.            that such document was originally prepared in the Spanish language and has been translated to English, and that the English text in the document attached to this certificate is a true and accurate translation from Spanish to English of the document as redacted.

IN TESTIMONY WHEREOF I have hereto subscribed my name and affixed my Notarial Seal of Office at Toronto, Ontario, this 31st day of December, 2020.

(signed/sealed) France M. Tenaille
France M. Tenaille
A Notary Public in and for the Province of Ontario

This document is a true and accurate English translation of the original Spanish version. In the event where the interpretation of certain words or phrases may differ between the English and Spanish versions, the Spanish version supersedes the English version and should be relied upon.

MASTER AGREEMENT RELATING TO THE LAYBACK ZONE (THE “AGREEMENT”) ENTERED INTO BY AND BETWEEN FRESNILLO PLC (“FRESNILLO”), METALÚRGICA REYNA, S.A. DE C.V. (“REYNA”), <confidential information redacted> (“<confidential information redacted>”, AND JOINTLY WITH REYNA AND FRESNILLO, THE “FRESNILLO GROUP”), ON THE ONE HAND, ALL REPRESENTED BY <personal information redacted>, AND ON THE OTHER HAND, ORLA MINING LTD. (“ORLA”) AND MINERA CAMINO ROJO, S.A. DE C.V. (“MINERA CR”, AND JOINTLY WITH ORLA, “ORLA GROUP”) BOTH REPRESENTED BY <personal information redacted>, IN ACCORDANCE WITH THE FOLLOWING RECITALS AND CLAUSES:

BACKGROUND

I.	On March 18, 2020, Fresnillo and Orla signed a non-binding letter (the “Letter of Understanding”), whereby they established their agreements related to Minera CR’s use of a certain mining concession owned by Reyna, to expand the open pit of its Camino Rojo project to a part of such concession and to mine only the oxide and transition minerals contained therein. Such Letter of Understanding will cease to be effective following the execution of the Operation Documents (as defined below).

II.	The use agreed by the Parties in the Letter of Understanding consists, broadly, of the following: (i) the exploration and mining by Minera CR of a portion of the mining lot covered by the Guachichil D1 concession registered to Reyna with title number 245418 (the "Concession"); (ii) <commercially sensitive information redacted>; and (iii) the payment of the corresponding consideration to Fresnillo, Reyna, and <confidential information redacted> by Orla and Minera CR in accordance with this Agreement.

III.	Concurrently with the execution of this Agreement, Reyna and Minera CR entered into a mining exploitation agreement subject to a condition precedent (the “Exploitation Agreement”), which sets forth the terms and conditions for (i) the exploitation, by Minera CR, of a portion of the Concession, consisting of a volume whose upper face on the surface of the land is made up of a rectangular polygon with dimensions of 218 meters wide by 1000 meters long, and with maximum depths per area at an elevation of 1850 meters above mean sea level (hereinafter "msnmm"), 1790 msnmm and 1770 msnmm, according to the location within such polygon, as graphically represented in the plan and sections attached to this Agreement as Annex 1 (the “Layback Zone”), which forms an integral part of this document, as well as (ii) the payment of the corresponding consideration, and (iii) the respective Parties’ obligations, among other.

IV.	<commercially sensitive information redacted>

V.	This Agreement, the Exploitation Agreement <commercially sensitive information redacted> shall be collectively referred to as the “Operation Documents”.

VI.	After the execution of the Operation Documents, Grupo Fresnillo and Grupo Orla will notify the Federal Commission of Economic Competition of the operation provided for in the Operation Documents, the approval of which will be a condition precedent for their effectiveness in accordance with the provisions in Section 6 of this Agreement.

REPRESENTATIONS

I.	Fresnillo makes the following representations:

a)	It is a company legally incorporated and existing in accordance with the laws of the United Kingdom, with capacity to be bound by the terms of this Agreement.

b)	Its legal representative has the necessary powers to enter into this Agreement, as provided in Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted> of Federal District, and such powers have not been revoked or modified in any manner.

c)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this Agreement, and, as of the date of this Agreement, it does not require any consent or authorization from any third party, or from any public authority, whether administrative or judicial, government official or entity to enter into this Agreement.

d)	The entering into and execution of this Agreement by Fresnillo, and the performance of its obligations hereunder, do not violate (i) any law, regulation, ruling, order, decree, decision or any other regulation issued by any authority or court that is applicable to Fresnillo as at the date of execution of this Agreement, (ii) any provision in the bylaws of Fresnillo, or (iii) any agreement, contract or covenant to which Fresnillo is a party or which binds Fresnillo in any way, or that affects the purpose of this Agreement.

e)	This Agreement has been duly and validly executed in accordance with the laws of the United Mexican States and this Agreement is valid and binding on Fresnillo in accordance with its terms.

f)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors’ reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

II.	Reyna makes the following representations:

a)	It is a mining company incorporated, existing and currently in good standing under the laws of the United Mexican States, as stated in Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted>of Mexico City, whose first authenticated copy was registered in the Public Registry of Commerce of Mexico City on page No. <confidential information redacted>, of the Mining Companies Book of the Public Registry of Mining dated <confidential information redacted>, and with sufficient capacity and authority to be bound by the terms of this Agreement, and that it is a subsidiary of Fresnillo.

b)	Its legal representative has the necessary powers and authorizations to enter into this Agreement, as stated in the Public Deed mentioned in paragraph a) above, which as of the date of execution of this Agreement have not been revoked, limited and/or modified in any manner.

c)	Its Federal Taxpayer Identification Number is <confidential information redacted>.

d)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this Agreement, and that as of the date of this Agreement, it does not require any consent or authorization from any third party or any public authority, whether administrative or judicial authority to enter into this Agreement.

e)	The entering into and execution of this Agreement by Reyna and the performance of its obligations hereunder, do not violate (i) any law, regulation, ruling, order, decree, decision or other regulation issued by any authority or court, that is applicable as of the date of execution of this Agreement to Reyna, or (ii) any provision in the bylaws of Reyna, or (iii) any agreement, contract or covenant to which Reyna is a party, or is bound in any way, or that affects the purpose of this Agreement.

f)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors’ reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

III.	<confidential information redacted> makes the following representations:

a)	It is a mining company incorporated, existing and currently in good standing under the laws of the United Mexican States, as stated in Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted>of Mexico City, whose first authenticated copy was entered in the Public Registry of Commerce Office of Mexico City, on page number <confidential information redacted>, with sufficient capacity and authority to be bound by the terms of this Agreement, and that it is an indirect subsidiary of Fresnillo.

b)	Its legal representative has the necessary powers and authorizations to enter into this Agreement, as provided in Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted> of the former Federal District, and these powers have not been revoked or modified in any manner.

c)	Its Federal Taxpayer Identification Number is <confidential information redacted>.

d)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this Agreement and as of the date of this Agreement it does not require any consent or authorization from any third party, or from any public authority, whether administrative or judicial, government official or entity to enter into this Agreement.

e)	The entering into and execution of this Agreement by <confidential information redacted> and the performance of its obligations hereunder do not violate (i) any law, regulation, ruling, order, decree, decision or other regulation issued by any authority or court that is applicable to <confidential information redacted> as of the date of execution of this Agreement, or (ii) any provision in the bylaws of <confidential information redacted>, or (iii) any agreement, contract or covenant to which <confidential information redacted> is a party or is bound in any way or that affects the purpose of this Agreement.

f)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors’ reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

IV.	Orla makes the following representations:

a)	It is a company legally incorporated, existing and currently in good standing under the laws of Canada, with capacity to be bound by the terms of this Agreement.

b)	Its legal representative has the necessary powers and authorizations to enter into this Agreement, as set forth in Public Instrument <confidential information redacted>, granted before and witnessed by <personal information redacted>, Notary Public No. <confidential information redacted>, and these powers have not been revoked or modified in any manner.

c)	Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this Agreement, and as of the date of this Agreement, it does not require any consent or authorization from any third party, or from any public authority, whether administrative or judicial, government official or entity to enter into this Agreement.

d)	The entering into and execution of this Agreement by Orla, and the performance of its obligations contained herein, do not violate (i) any law, regulation, ruling, order, decree, decision or any other regulation issued by any authority or court, applicable to Orla as of the date of execution of this Agreement, (ii) any provision in the bylaws of Orla, or (iii) any agreement, contract or covenant of which Orla is a party, or that binds Orla in any way, or that affects the purpose of this Agreement.

e)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors’ reorganization proceedings generally, nor is it subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

V.	Minera CR makes the following representations:

a)	It is a mexican mining company, legally existing and currently in good standing, initially incorporated under the company name Minas Achuras, S.A. de C.V., pursuant to the laws of the Mexican Republic, as stated in Public Deed <confidential information redacted>granted before and witnessed by <personal information redacted> of the Morelos Judicial District of Chihuahua City, whose first authenticated copy was entered in the Public Registry of Commerce of Chihuahua City on page <confidential information redacted>, and under number <confidential information redacted> of the Mining Companies Book of the Public Mining Registry, dated <confidential information redacted>, with sufficient capacity and authority to be bound by the terms of this Agreement, and that it is a subsidiary of the Canadian company Orla Mining Ltd.

b)	By means of the Minutes of the Extraordinary Shareholders’ Assembly of May 16, 2017, the change in company name to “Minera Camino Rojo S.A. de C.V.” was approved. These minutes were notarized by Public Deed No. <confidential information redacted>, granted before and witnessed by <personal information redacted>, acting notary public in the absence of <personal information redacted> of the Morelos Judicial District, Chihuahua City, Chihuahua.

c)	Its legal representative has sufficient powers and authorizations to enter into this Agreement, as stated in the Public Deed mentioned in paragraph b) above, and these powers have not been modified or limited in any manner.

d)	Its Federal Taxpayer Identification Number is <confidential information redacted>.

Except for the authorization of the Federal Commission of Economic Competition, it has all legal corporate powers and authorizations required to execute and fulfill its obligations under this Agreement, and as of the date of this Agreement, it does not require any consent or authorization from any third party, or from any public authority, whether administrative or judicial, government official or entity to enter into this Agreement.

e)	The entering into and execution of this Agreement by Minera CR and the performance of its obligations hereunder do not violate (i) any law, regulation, ruling, order, decree, decision or other regulation issued by any authority or court applicable to Minera CR as of the date of execution of this Agreement, (ii) any provision in the bylaws of Minera CR, or (iii) any agreement, contract or covenant to which Minera CR is part of, or that binds Minera CR in any way, or that affects the purpose of this Agreement.

f)	It is not subject to any cause for dissolution, liquidation, bankruptcy or creditors reorganization proceedings generally, nor it is subject to any reorganization agreement or financial protection arrangement, and it has neither filed nor does it intend to file, on its own behalf, a request for dissolution, liquidation or bankruptcy, or any agreement or petition for reorganization of its business or assets.

VI.	All the Parties make the following representations:

a)	They mutually acknowledge the legal capacity with which they execute this Agreement.

b)	They wish to enter into this Agreement as being in their respective self-interests.

c)	They agree to use all reasonable efforts to ensure that the Operation Documents provide for an efficient and clear structure that is compliant with the legal, tax and regulatory requirements applicable to each of them.

Now, therefore, considering the above background and recitals, the Parties hereby agree to the following:

TERMS AND CONDITIONS

SECTION 1. PURPOSE

The purpose of this Agreement is to serve as a framework agreement to formalize the general agreements between the Parties to carry out the business described in the Background of this Agreement, as well as to describe the various Operation Documents being entered into in order to implement such agreements, to provide for the consideration payable to Fresnillo in connection with the business described in the Background, to establish general and particular responsibilities of the Parties and to provide for the form of payment of the various components of the consideration that has been agreed to in relation to the Operation Documents.

SECTION 2. FRESNILLO’S CONSIDERATION

As consideration for participating in the negotiations and facilitating the agreements required to achieve the business and transactions described in the first and second paragraphs of the Background, so as to make them feasible, and as partial payment of the total consideration payable by Minera CR in connection with the negotiation and execution of the Operation Documents, as provided in Section 3 of this Agreement, Minera CR shall pay to Fresnillo the amount of <confidential information redacted>, legal currency of the United States of America) plus Value Added Tax, as set forth in Section 3 of this Agreement.

SECTION 3. AGREEMENTS AND CONSIDERATION

The aggregate consideration payable by Minera CR to the Fresnillo Group for its agreements under the Operation Documents shall be the amount, in legal currency of the United States of America (hereinafter "Dollars"), of USD $62,800,000.00 (sixty-two million, eight hundred thousand Dollars 00/100) (plus Value Added Tax only in relation to payments to be made in the United Mexican States), payable in the amounts set forth in each of the Operation Documents, as follows:

Payment Date	<commercially sensitive information redacted>	<commercially sensitive information redacted>	<commercially sensitive information redacted>	Total
No later than 3 business days after the Condition Precedent is met	<commercially sensitive information redacted>	<commercially sensitive information redacted>	<commercially sensitive information redacted>	$25,000,000

Twelve months after the Commencement of Commercial Operation or no later than December 1, 2022	<commercially sensitive information redacted>	<commercially sensitive information redacted>	<commercially sensitive information redacted>	$15,000,000

Twenty-four months after the Commencement of Commercial Operation or no later than December 1, 2023	<commercially sensitive information redacted>	<commercially sensitive information redacted>	<commercially sensitive information redacted>	$22,800,000

Total	<commercially sensitive information redacted>	<commercially sensitive information redacted>	<commercially sensitive information redacted>	$62,800,000

*Amounts in US Dollars

For purposes of this section, the term “Commencement of Commercial Operation” means the date on which one the following two events first occurs: (i) 6 (six) months from the date on which doré with gold was first produced from the heap leach operation of the Camino Rojo project, or (ii) Orla Mining Ltd. makes a public statement that commercial production started from the heap leach operation of the Camino Rojo project.

For payments to be made after Commencement of Commercial Operation or no later than December 1, 2022 or December 1, 2023, as applicable, the above-mentioned consideration amounts shall accrue interest at a rate of 5% (five percent) per annum based on a year of 360 (three hundred and sixty) days. Such interest shall accrue as of the date in which the Condition Precedent is met. Interest shall accrue until the date of payment of such amounts and will only be applied to the principal owed, being simple interest. Interest accrued in the period between the date in which the Condition Precedent is met and July 1, 2021 shall be paid by Minera CR to Reyna or <confidential information redacted>, as applicable, on July 1, 2021. From July 1, 2021, any interest accrued in the subsequent periods shall be calculated and paid by Minera CR to Reyna or <confidential information redacted>, as applicable, on a quarterly basis, on the following dates: September 30, December 30, March 30, and June 30 of each year. Notwithstanding the foregoing, when any of the amounts in subparagraphs b) and c) of this Section is paid, on that same date accrued and unpaid interest on such amounts must be paid.

Any payment of the amounts mentioned in this section is considered final and may not be reimbursed to the paying Party for any reason.

Payments referred to in this section shall be in full amounts and readily available funds in Dollars, plus Value Added Tax, when applicable, through wire transfer to the accounts established in Annex 3 of this Agreement.

The relevant Parties of the Fresnillo Group that receive payments from the Orla Group shall issue corresponding invoices to the Party making each payment. Invoices shall meet the requirements established in the tax regulations of the United Mexican States and be for the amounts received in accordance with this section, with this instrument serving as the most effective receipt applicable by law.

For purposes of any payment under this Agreement, “business day” means the day when banks located in Mexico and in Vancouver, Canada, are open to the public. For all other purposes of this Agreement, a “business day” will be such days in which banks located in Mexico are open to the public. In the event that the payment date is a non-business day, such payment shall be made on the immediately following business day.

Default on any of the payments referred to in this section to be made by Minera CR on the dates provided for such payments, shall entitle Fresnillo and/or Reyna and/or <confidential information redacted>to rescind this Agreement, as well as the other Operation Documents, immediately and without a court order, provided that, the Concession is in force and that the right acquired by Minera CR in the Exploitation Agreement to carry out works and activities in the Layback Zone is not suspended by a competent authority due to causes attributable exclusively to Reyna and/or its affiliates.

The consideration amounts set out in this section shall be payable even if this Agreement is rescinded or terminated for any reason, and therefore this section shall survive the termination of this Agreement under the terms set out above unless such rescission or termination is for causes attributable to Reyna and/or <confidential information redacted>or their affiliates, in which case the respective payment obligations shall be extinguished.

SECTION 4. TERM

This Agreement will be in force and effect from the date in which the Condition Precedent is met in accordance with the provisions of Clause Six, and until the end of the term of the Exploitation Agreement <confidential information redacted>. Notwithstanding the foregoing and as long as the Condition Precedent has been met (except for Sections 13 and 17), Sections 2, 3, 7, 9, 13, 14 and 17 shall remain in effect and, in case of early termination, the payment obligations of Orla and Minera CR shall survive and remain in effect and enforceable under the terms thereof, as well as the compensation obligations included in the Agreement, each in accordance with the terms of their respective Agreement.

SECTION 5. TAXES

As a general principle, taxes arising from the payments referred to in this Agreement shall be borne by each of the Parties subject thereto, in accordance with applicable tax legislation. In addition, taxes or tax liabilities arising from the agreements and obligations of the Parties under the Operation Documents shall be borne by the respective Parties to such agreements, in accordance with their terms.

SECTION 6. APPROVAL OF THE FEDERAL COMMISSION OF ECONOMIC COMPETITION, CONDITION PRECEDENT

The Parties agree that the effectiveness of this Agreement is subject to the condition precedent (the “Condition Precedent”) consisting of prior notification to the Federal Commission of Economic Competition (the “Commission”) of the operation provided for in the Operation Documents, and any of the following assumptions are verified:

(i)	That the Commission grants the Parties the authorization referred to in Article 86 of the Federal Law on Economic Competition;

(ii)	That once the Commission has all the respective documents and any questions and clarifications issued by the Commission have been answered, the period of sixty days referred to in article 90, section V, of the Federal Law on Economic Competition, has elapsed without the Commission having objected to the operation contained in this Agreement, legally deemed an affirmative response; or

(iii)	That through the concentration notification procedure, it is determined by such body that there is no concentration and the respective certificate is issued.

For greater certainty, the date of fulfillment of the Condition Precedent will be the one on which any of the events described in paragraphs (i) to (iii) of this Section 6 first occurs.

Grupo Fresnillo and Grupo Orla will be responsible for preparing and submitting to the Commission the necessary documents for the consideration by such Commission of the operation established in the Operation Documents, as required under the concentration notification procedure established in Federal Law of Economic Competition. Each of the Parties must notify the other in a timely and reliable manner of the fulfillment or not of any of the above conditions, as well as of any other communications that may be carried out between the Commission and such Party in this regard, and such notification must include copy of all the respective documentation. In the event that the Condition Precedent is met, Grupo Fresnillo will give Grupo Orla written notice in the terms established in this Agreement, and Grupo Orla will have 3 (three) business days to make the first payment established in Section 3 of this Agreement.

Grupo Fresnillo and Grupo Orla agree to jointly retain the services of an external law firm expert in antitrust issues, and agree to share in equal parts, the expenses generated by the fees of such law firm, including the payment of fees to carry out the procedure before the Commission, as well as any other expense that is generated thereof.

SECTION 7. DEVELOPMENT OF MINERALS IN SULFIDES.

Nothing established in the Operation Documents will imply that the Fresnillo Group has no right to participate economically and be compensated for any future development of sulphide mineral resources in the project known as Camino Rojo, owned by Orla Group, and/or the Concession, owned by Reyna, except for developments that do not benefit or have not benefited in any form from the development and/or mining of the Layback Zone. It is understood that “benefit” in this context means that such sulphide mineral resource developments of the Camino Rojo Project carried out by Orla and/or any of its affiliates, successors and/or assigns, would not have been possible but for the prior development and/or mining of the Layback Zone. If there is a development in sulfides that has benefited or it is possible due to the exploitation of the Layback Zone, the Parties will agree in good faith the mechanism for the calculation of the consideration payable to Fresnillo Group. This section shall remain in force after the termination of this Agreement.

SECTION 8. CONFLICTING PROVISIONS

This Agreement and the other Operation Documents are part of the same transaction and agreement between the Parties. In the event of any discrepancy between them, the terms set out in this Agreement shall prevail.

SECTION 9. NOTICES AND DOMICILE OF THE PARTIES

All notices to be given between the Parties shall be made in writing by letter with acknowledgement of receipt, email with digital signature or any other reliable mean, to the following addresses:

a. To Minera CR:

<contact information redacted>

b. To Fresnillo Group:

<contact information redacted>

c. To Orla:

<contact information redacted>

In the event that any Party changes its address, such Party shall notify the other Party or Parties in writing within fifteen (15) calendar days; otherwise, the notice will be deemed to have been served to the address that appears in the representations hereof.

SECTION 10. DEFAULT INTERESTS

If any of the Orla Group Parties does not duly pay in the form required any of the payments owed to any of the parties of the Fresnillo Group in this Agreement, it shall pay to such parties of the Fresnillo Group default interests calculated on the unpaid amount(s) and until such amounts are paid, at an annualized interest rate reviewable monthly, comprised of 1.5 (one point five) times the sum of: (i) 5 (five) percentage points, plus (ii) the interest rate for deposits in Dollars maturing in one month, in immediately available funds in the interbank market in London, England, published as ICE LIBOR by ICE Benchmark Administration Limited, on the due date of such payments, or on the date of review of the interest rate if the amount remains unpaid for more than 30 (thirty) calendar days.

If ICE LIBOR ceases to be published or is not available, the reference rate that replaces such interest rate will be used for deposits in Dollars maturing in one month in immediately available funds in the interbank market of London, England, or another alternative reference rate chosen by the Parties that reasonably considers market practices for these deposits in Dollars.

Default Interests shall be calculated on the basis of a year of 360 (three hundred and sixty) days and for the number of days actually elapsed. Accrued default interest will be paid on the last business day of the corresponding calendar month, or on the date of payment of any portion of the amounts due.

SECTION 11. RESCISSION FOR BREACH

This Agreement may be rescinded without the need of a court order for breach of obligations by the Parties in the following cases:

a)	By Fresnillo Group:

(i)	For non-payment by Orla Group of any amount provided in Section 3 of this Agreement, provided that the Concession is in effect and that the right acquired by Minera CR in the Exploitation Agreement to carry out works and activities in the Layback Zone is not suspended by competent authority due to causes attributable exclusively to Reyna and/or its affiliates;

(ii)	In the event of rescission for non-compliance by any of the Orla Group entities of any of the other Operation Documents, in accordance with the terms thereof; and

(iii)	When Orla and/or Minera CR enter any creditors’ insolvency, reorganization or liquidation process, legal dissolution or such events are declared by a competent judge in accordance with the applicable law.

b)	By Orla Group:

(i)	If the Concession is canceled for reasons attributable exclusively to Reyna and/or its affiliates;

(ii)	If the right acquired by Minera CR in the Exploitation Agreement to carry out works and activities in the Layback Zone is suspended by competent authority for reasons attributable exclusively to Reyna and/or its affiliates;

(iii)	In the event of termination due to non-compliance by Reyna or <confidential information redacted> of any of the other Operation Documents, in accordance with the terms thereof; and

(iv)	When Reyna and/or <confidential information redacted> enter any creditors’ insolvency, reorganization or liquidation process, legal dissolution or such events are declared by a competent judge in accordance with the applicable law.

Notwithstanding the provisions of paragraph (b) subsection (ii) of this Section, Orla Group may not rescind this Agreement if the suspension of works and operations in the Layback Zone by the competent authority: (1) is temporary and does not extend for more than 30 days; or (2) it is partial, that is, it only affects some of the works and operations and does not materially affect the extraction of ore from the Layback Zone.

The Party that has the right to terminate an Operation Document in accordance with their terms, may, through its relevant subsidiary, terminate the other Operation Documents or any of them.

The Party whose breach causes the rescission of any of the Operation Documents shall pay and reimburse the other Party the expenses incurred for damages caused by the termination of the respective Operation Document due to breach of any of the obligations set out therein in accordance with the provisions established therein.

SECTION 12. METHODS OF TERMINATION OF AGREEMENT

This Agreement shall be deemed terminated, and have no force or legal effect, without the need of legal action, in the following circumstances:

a)	Termination of the Exploitation Agreement <commercially sensitive information redacted>.

b)	Rescission by any of the Parties in accordance with Section 11 above.

c)	Mutual agreement between the Parties in writing.

d)	In the event that the Condition Precedent established in Section 6 is not met within the six months following the signing of this Agreement.

Except for the termination of this agreement pursuant to subsection d) above, early termination shall not release Orla Group from its obligation to pay in full the amounts set out in Section 3, provided that the Concession is in effect and that the right acquired by Minera CR in the Exploitation Agreement to carry out works and activities in the Layback Zone is not been suspended by competent authority due to causes attributable exclusively to Reyna and/or its affiliates.

The maximum liability of Grupo Fresnillo under the Operation Documents, individually or collectively, will in no event exceed the value of the amounts paid by Minera CR in accordance with Section 3 of this Agreement, this section having priority over the liability limit set out in the Exploitation Agreement, which is included in such agreement for reference purposes only.

No Party shall be liable for amounts exceeding the actual damages suffered by the other Party. The Parties waive any right to recover punitive, special, exemplary, indirect, incidental, and consequential damages or for any loss of profits or lost earnings, or amounts covered under an insurance policy.

The Parties shall be liable to each other for actual and incurred damages suffered directly by the other Party and provided that a final determination has been obtained from the competent authority, which is no longer subject to appeal.

Neither Party shall be indemnified by the other Party to the extent that such Party has received payment of a claim from another source, including insurance. If a Party makes a payment related to a claim and after such payment is made, the other Party subsequently receives a payment from another source, including insurance, with respect to such claim, that Party shall promptly reimburse the Party that initially made the payment for the amount so paid.

SECTION 13. CONFIDENTIALITY

The Parties and their respective subsidiaries or personnel agree to treat as confidential and maintain absolute secrecy regarding any verbal or written confidential information, directly or indirectly related to the purpose hereof, and agree not to reveal, disclose, or deliver such information to third parties. The Parties agree to take the necessary measures to ensure that persons handling the confidential information provided to them in connection with or arising out of this Agreement, do not disclose such information, and that third parties do not have access to such information in order to safeguard the confidentiality of such information.

For purposes hereof, Confidential Information shall mean all information held by any of the Parties, or to which the Parties have access, or known by the Parties, in relation to this Agreement or any other Operation Document, including but not limited to the following: engineering, administrative, financial and business information, reports, plans, projections, trade secrets (being understood as any information of industrial or commercial application stored by any of the Parties of any confidential nature, which may allow any of the Parties to obtain or maintain a competitive or economic advantage over third parties while performing economic activities), drilling and blasting advances or outcomes, as well as any geological, geochemical, geophysical and relating to titles, economic, legal, accounting, contractual, commercial, technical, quantitative and qualitative formulas, manufacturing methods, analytical techniques, records, reports, diamond drilling mapping, analyses, calculations, reviews, maps, charts, documents, as well as the analysis of working documents, compilations, comparisons and studies, and other documents containing or reflecting such information, and any other written, oral, or drawn information in documents, electronic or magnetic media, microfilms, films, pictures or any other means which the Parties receive from one another under or in respect of this Agreement. It is expressly acknowledged that Confidential Information shall be considered in its broadest sense, regardless of whether it has been expressly classified as confidential or not, such that the Parties’ rights, property and ownership regarding the Confidential Information is protected in the broadest sense, while guaranteeing absolute discretion and confidentiality.

Each Party acknowledges and agrees that the other Party’s Confidential Information is a commercial and/or industrial secret that it privately owns, such that failure to comply with the confidentiality obligation with respect to Confidential Information causes irreparable harm to it.

The Parties agree to immediately communicate to the Party that is the owner of the Confidential Information any circumstance that may affect its confidentiality, so that the owner of such information may take the measures it deems appropriate.

If the Confidential Information becomes known to third parties through fraud, negligence or bad faith attributable to either Party and/or its personnel, such Party shall be liable for any damages caused to the other Party in accordance with the legal liabilities and penalties established by the United Mexican States legislation the in effect, including but not limited to trade and/or commercial secrets considered herein and in the applicable legislation.

The obligation of confidentiality provided hereunder shall remain in force and effect even after the termination date for any reason.

The following are exempt from the obligation of confidentiality herein provided:

a)	All information that was part of the public domain at the time of delivery to any Party.

b)	All information that becomes part of the public domain, except as a result of a breach hereof by any of the Parties.

c)	All information that, without breaching this Agreement, is in the possession of the other Party at the time it is received and such circumstances can be reliably proven.

d)	Information provided by a third party to any Party, provided that such third party has no obligation of confidentiality towards any of the Parties.

e)	Information independently developed by any Party and/or any of its subsidiaries, without having knowledge of the other Party’s Confidential Information.

f)	Information required by the creditors, financial institutions and financiers of any of the Parties and / or their affiliates, including copies of this Agreement and any other Operation Document, provided that it is in market terms and usual in financings of this type of activity by creditors, financial institutions and financiers of any of the Parties and / or any of their affiliates, which will be subject to confidentiality obligations by such parties.

g)	If any of the Parties receives a request from a competent authority to disclose Confidential Information referred to in this section, such Party shall give immediate and timely notice to the affected Party so that the affected Party may take such action as it deems appropriate. In this case, the Party that is legally required to disclose shall not be held liable for breach of confidentiality.

For purposes of this section, the term Party or Parties includes any member of the board of directors or sole director, or any officer, executive, representative, trustee or agent, employee, worker, shareholder, member of the board of creditors or other board, any advisor, funding source, consultant, and/or any of its subsidiaries, ensuring that none of these persons shall use such information in any way for their own benefit or for the benefit of third parties.

If pursuant to securities legislation and/or stock exchange regulations, any Party shall be obligated to disclose from time to time information related to the terms hereof, such information may be disclosed provided that the text of any public notice or statement, including press releases that either Party intends to release, is made available to the other Party prior to its publication and its approval is obtained in writing, which shall not be unreasonably denied and shall be delivered within a period of 3 (three) business days from the date of receipt of the text of the intended communication. For greater certainty, any other information related to the Camino Rojo Mining Project in the Camino Rojo Concession Tit. 230914, and the production information regarding the Layback Zone, shall not require the prior approval by the Parties for its disclosure, which shall be made solely at the discretion of Orla Group and its affiliates. For greater certainty, the Parties agree and confirm that in accordance with securities legislation and/or rules of the stock exchange applicable to Minera CR and/or Orla, this Agreement and the Exploitation Agreement may be publicly disclosed through its filing in the Canadian system called Electronic Document Analysis and Retrieval (SEDAR), and for such purposes a version of this Agreement and the Exploitation Agreement for publication and agreed to by the Parties are attached to this Agreement as Annex 4.

SECTION 14. TRANSFER OF RIGHTS AND OBLIGATIONS. GUARANTEES.

The Parties expressly agree that this Agreement and the obligations arising hereof shall not be transferred, or encumbered, in whole or in part, without the other Parties’ prior written consent, and any assignment, transfer or encumbrance made in contravention hereof shall be null and void and have no legal force and effect.

Notwithstanding the foregoing, the Parties hereby agree that each of them may assign or transfer, in whole or in part, to a subsidiary or legal entity member of the same investment group to which it belongs with the same level of solvency, this Agreement or the rights and obligations arising from it, subject only to written notice to the other Party within 15 (fifteen) business days prior to the assignment, alienation or transfer, provided that this Agreement and the rights and obligations of any of the Parties are not adversely affected, with the assigning Party agreeing to cause the assignee or the acquirer to comply with the terms and conditions of this Agreement.

The Parties agree that Orla Group may assign and give as collateral the rights and benefits derived from this Agreement or grant liens relevant to the rights established in this Agreement, in whole or in part, to its financing providers as it may be required by them, provided that (i) the rights and obligations of Fresnillo Group are not adversely affected, (ii) such financing is in market terms and in compliance with applicable anti-corruption laws, including Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), and any other applicable law, and to finance the Camino Rojo project, (iii) the assignee expressly accepts and adheres to the terms and conditions of this Agreement and (iv) the respective Party of Fresnillo Group receives a written notice within 5 (five) business days prior to the assignment or grant by the Orla Group. In case of non-compliance with the terms hereof, the assignment or grant by the Orla Group will not be valid and will be null and void.

For greater certainty, the Parties agree that Minera CR may assign and give as collateral the rights and benefits derived from this Agreement or grant liens relevant to the rights established in this Agreement, in whole or in part, (a) to the Finance Parties as such term is defined in, and in accordance with, the loan agreement dated December 18, 2019 entered into among Orla, as borrower, GLAS Americas LLC, as collateral agent, and GLAS USA LLC, as administrative agent (as such agreement may be amended, supplemented, restated, replaced, or otherwise modified from time to time, the “Loan Agreement”) and (b) in connection with any refinancing, refunding or replacement of the Loan Agreement. The foregoing, provided that (i) the rights and obligations of the Fresnillo Group are not adversely affected, (ii) the assignee expressly accepts and adheres to the terms and conditions of this Agreement, and (iii) the respective part of the Group Fresnillo receives a written notice within 10 (ten) business days after the assignment or grant from Grupo Orla. If there is non-compliance with the provisions of this paragraph, the assignment or grant by the Operator will not be valid and will be legally null and void.

SECTION 15. JOINT AND SEVERAL LIABILITY

To ensure the performance of Minera CR's obligations under this Agreement, upon execution of this Agreement, Orla will be jointly and severally liable for each of Minera CR's obligations under this Agreement.

The Parties and Orla agree that in the event Minera CR fails to perform any of its obligations under this Agreement, Fresnillo may require and demand immediate performance by either Minera CR or Orla, who shall be jointly and severely liable for such obligations in accordance with Articles 1987, 1988 and 1989 and applicable provisions of the Federal Civil Code.

SECTION 16. ANTI-CORRUPTION

The execution of this Agreement implies taking cognizance of and agreeing to comply with the following policy of Fresnillo Group and its affiliates:

a)	Fresnillo Group has a zero-tolerance policy with respect to corruption and bribery in any form. This includes: (a) active bribery: offering, promising, or providing a financial or in-kind benefit to another person in order to obtain or retain business or a benefit; (b) passive bribery: accepting, soliciting, or implying a financial or in-kind benefit in exchange for the improper performance of a relevant role or activity.

b)	It is Fresnillo Group’s policy not to allow facilitation payments, understood as payments intended to accelerate a routine process to which it is entitled, for example: the expediting of government procedures, customs procedures, etc.

c)	Fresnillo Group does not approve or give consent in any manner to its advisors, agents, contractors, suppliers or strategic partners to directly or indirectly engage in corruption or bribery activities, or facilitation payments for its own benefit.

d)	Any party contracting with Fresnillo Group shall keep a reasonable accounting system and record to clearly identify the costs incurred on their behalf, and the use of financial or material resources for this purpose, giving Fresnillo Group the right to examine such information, with five business days constituting sufficient notice from Fresnillo Group. Furthermore, the Party contracting with Fresnillo Group shall keep the above-mentioned information on file for a period of not less than five years.

e)	In the event that Fresnillo Group becomes aware—or even has reasonable evidence—that any of its advisors, agents, contractors, suppliers or partners has engaged in or will engage in any of the aforementioned activities, it reserves the right to review and/or terminate the business relationship with its counterparty.

f)	If Orla Group outsources goods or services relating to Fresnillo Group, Orla Group shall ensure that the third-party provider of goods or services acknowledges and complies with these policies.

SECTION 17. APPLICABLE LAW AND JURISDICTION.

The applicable law for the interpretation of this Agreement is the federal law in force in the United Mexican States.

In the event of a claim, disagreement or dispute regarding, arising from or in relation to the validity, interpretation, violation, breach or performance of this Agreement, the Parties shall use best efforts to resolve such dispute as soon as possible, amicably and in good faith within thirty (30) calendar days of the date of the claim, disagreement or dispute arose.

If an agreement cannot be reached regarding the corresponding claim, disagreement or dispute, it shall be submitted for final decision to the jurisdiction of the competent Courts located in Mexico City, the Parties renouncing any jurisdiction that may correspond to them for any reason.

SECTION 18. HEADINGS

The Parties agree that the headings contained herein are only for informative purposes and for easy identification of its sections and content, and therefore, they shall not be used for the legal interpretation of the respective section, and at no time shall such headings and definitions be understood to limit or alter the agreement contained in the sections hereof.

ARTICLE 19. SEVERABILITY

The provisions contained in this Agreement are separate and severable from each other such that if any part or any provision or fragment thereof is held to be inapplicable or unenforceable in any jurisdiction, then the rest of the Agreement shall remain binding upon and enforceable by the Parties in that jurisdiction and shall be construed as if the Agreement had been executed without such provision or inapplicable or unenforceable part, to the extent that the provision or separate part does not significantly and adversely affect the rest of the Agreement.

SECTION 20. SUCCESSORS

This Agreement shall be binding upon the Parties, their assignees or transferees.

SECTION 21. ADDITIONAL ACTION

The Parties shall sign such documents and perform such additional actions as are within their power, which are reasonable and do not impair their rights or change their obligations, and are necessary to give full effect to, and give the other Party the full benefit of this Agreement.

SECTION 22. ORIGINAL COPIES

This Agreement is executed in five original copies, two held by Orla Group and three held by Fresnillo Group, with the same legal effect and content, with each being considered an original and collectively constituting one instrument. To prove this Agreement, it shall not be necessary to produce or account for more than one original copy.

SECTION 23. GOOD FAITH

The Parties to this Agreement agree to act in good faith in all matters relating hereto.

SECTION 24. AMENDMENTS

This Agreement may not be amended or supplemented except by a written instrument signed by all Parties. Any purported amendment, modification or supplement to this Agreement that is not in writing and signed by the Parties shall be void.

SECTION 25. ACTS OF GOD AND FORCE MAJEURE

For purposes of this Agreement, acts of God or of force majeure shall mean those inevitably affecting the ability of any Party to fulfill its obligations, including but not limited to floods, pandemics, epidemics, national and international health emergencies, fires, explosions, wars, revolutions, acts of sabotage and vandalism, strikes, acts of terrorism, government restrictions and orders, all established as such in accordance with the procedures prescribed by applicable laws (hereinafter, a “Force Majeure Event”). In such cases, each Party shall be exempt from fulfilling its obligations hereunder that are affected by a Force Majeure Event for more than 30 days. If the Force Majeure Event lasts more than 30 (thirty) days, the Parties must meet to, in good faith, agree on the adjustments that may be necessary to the terms of this Agreement, by execution of a corresponding amendment. In no case will the payment obligations of the Parties or the obligations to keep the Guachichil D1 Tit. 245418 and Camino Rojo Tit. 230914 in good standing will be excused due to Force Majeure Events.

If the above-mentioned assumptions occur, the Party affected by Force Majeure Events shall notify the other Party within a period not exceeding 5 (five) business days after it becomes aware of such Force Majeure Event, its existence and start date, as well as an estimate of its duration and proposed mitigation measures.

If the causes of the suspension have ceased, the affected Party shall notify, in writing and without delay, the other Party in order to resume the obligations under this Agreement.

SECTION 26. RATIFICATION AND NOTARY’S FEES

Once the Condition Precedent is met, the execution of this Agreement shall be ratified before a notary public, and the corresponding fees shall be borne by Orla Group. Fresnillo Group undertakes to cooperate with Orla Group for anything it might need in relation thereto.

Having read this Agreement, it is signed in agreement by the Parties involved on the __ day of [*] 2020.

METALÚRGICA REYNA, S.A. DE C.V.	MINERA CAMINO ROJO, S.A. DE C.V.

/s/ <personal information redacted>	/s/ Mauricio Heiras Garibay

LEGAL REPRESENTATIVE	LEGAL REPRESENTATIVE

<personal information redacted>	MAURICIO HEIRAS GARIBAY

FRESNILLO PLC.	ORLA MINING LTD.

/s/ <personal information redacted>	/s/ Mauricio Heiras Garibay

LEGAL REPRESENTATIVE	LEGAL REPRESENTATIVE

<personal information redacted>	MAURICIO HEIRAS GARIBAY

<confidential information redacted>

/s/ <personal information redacted>

LEGAL REPRESENTATIVE

<personal information redacted>

ANNEX 1

LAYBACK ZONE

Plano: Zona Layback

244000-mE
244200-mE
244400-mE
244600-mE
244800-mE
2676600-mN
2676400-mN
2676200-mN
2676000-mN
Zona Layback 218 m X 1000 m
1000 m
218 m
1
2
3
4
GUACHICHIL D1
T-245418
Límite de concesión
Tajo Camino Rojo
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA

ZONA LAYBACK						
LADO		RUMBO	DISTANCIA	V	COORDENADAS	
					E	N
				1	243,930.000	2,676,463.337
1	2	N	218.000	2	243,930.000	2,676,681.337
2	3	E	1000.000	3	244,930.000	2,676,681.337
3	4	S	218.000	4	244,930.000	2,676,463.337
4	1	W	1000.000	1	243,930.000	2,676,463.337
SUPERFICIE = 21.8000 has.						

NOTAS:

1.- Las coordenadas E=245,704.083 N=2'674,458.048 del Punto de Partida de Guachichil D1 T-245418 mismo de Camino Rojo T-230914 son UTM referidas al sistema WGS84; su elevación de 1,913.899 msnmm.

2.- El único punto con coordenadas UTM es el Punto de Partida conforme a la Ley Minera, la Línea Auxiliar y el Perímetro del lote son topográficos.

Profundidad máxima de Zona Layback

Sección S-N, viendo al W
Al centro de área con prof. máx. a elev. 1770, sobre coordenada 244,340.000 Este

2675800-mN
2676000-mN
2676200-mN
2676400-mN
2676600-mN
2676800-mN
+2000
+1800
+1600
GUACHICHIL D1
T-245418
50 m
75 m
93 m
Límite de concesión
Elev. 1850
Elev. 1790
Elev. 1770
218 m
Tajo Camino Rojo
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA
NOTA: la elevación es msnmm

Plano: Profundidad máxima de Zona Layback

244000-mE
244200-mE
244400-mE
244600-mE
244800-mE
2676600-mN
2676400-mN
2676200-mN
2676000-mN
1000 m
218 m
740 m
125 m
325 m
50 m
Tajo Camino Rojo
Límite de concesión
GUACHICHIL D1
T-245418
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1850 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				1	243,930.000	2,676,463.337
1	2	N	218.000	2	243,930.000	2,676,681.337
2	3	E	1,000.000	3	244,930.000	2,676,681.337
3	4	S	218.000	4	244,930.000	2,676,463.337
4	5	W	135.000	5	244,795.000	2,676,463.337
5	6	N	125.000	6	244,795.000	2,676,588.337
6	7	W	740.000	7	244,055.000	2,676,588.337
7	8	S	125.000	8	244,055.000	2,676,463.337
8	1	W	125.000	1	243,930.000	2,676,463.337
SUPERFICIE 12.5500 HAS.						

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1790 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				9	244,055.000	2,676,463.337
9	10	N	125.000	10	244,055.000	2,676,588.337
10	11	E	740.000	11	244,795.000	2,676,588.337
11	12	S	125.000	12	244,795.000	2,676,463.337
12	13	W	290.000	13	244,505.000	2,676,463.337
13	14	N	50.000	14	244,505.000	2,676,513.337
14	15	W	325.000	15	244,180.000	2,676,513.337
15	16	S	50.000	16	244,180.000	2,676,463.337
16	9	W	125.000	9	244,055.000	2,676,463.337
SUPERFICIE 7.6250 HAS.						

AREA DE PROFUNDIDAD MÁXIMA, ELEV. 1770 msnmm						
LADO		RUMBO	DISTANCIA	V	COORDENADAS ESTE	COORDENADAS NORTE
				17	244,180.000	2,676,463.337
17	18	N	50.000	18	244,180.000	2,676,513.337
18	19	E	325.000	19	244,505.000	2,676,513.337
19	20	S	50.000	20	244,505.000	2,676,463.337
20	17	W	325.000	17	244,180.000	2,676,463.337
SUPERFICIE 1.6250 HAS.

Profundidad máxima de Zona Layback

Sección E-W, viendo al Sur
Sobre el límite de la concesión Guachichil D1, sobre coordenada 2'676,463.337 Norte
245000-mE
244800-mE
244600-mE
244400-mE
244200-mE
244000-mE
+2000
+1800
+1600
1000 m
Elev. 1850
135 m
Elev. 1790
290 m
325m
Elev. 1770
125 m
Elev. 1790
125 m
Elev. 1850
Tajo Camino Rojo
ESCALA 1:5,000
0
50
100
200 m.
ESCALA GRAFICA
NOTA: la elevación es msnmm

ANNEX 2

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ANNEX 3

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ANNEX 4

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